Exhibit 99.5

UNITED UTILITIES PLC
11 AUGUST 2004

We received a notification today, from Barclays PLC notifying of its interest on 9 August 2004 in 18,442,841 ordinary shares in United Utilities PLC amounting to 3.31% of the issued share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		100,230
BARCLAYS CAPITAL NOMINEES LIMI		5,199,788
Barclays Trust Co & Others		173
BARCLAYS TRUST CO AS EXEC/ADM		4,175
Barclays Trust Co DMC69		7,000
Barclays Trust Co E99		1,634
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69		60,774
CHASE NOMINEES LTD	16376	306,281
CHASE NOMINEES LTD	21359	247,505
Clydesdale Nominees HGB0125	594414	6,500
Clydesdale Nominees HGB0125	597480	2,160
Clydesdale Nominees HGB0125	686408	5,500
Clydesdale Nominees HGB0125	693013	4,000
Clydesdale Nominees HGB0125	694478	20,000
Clydesdale Nominees HGB0125	694516	8,000
Clydesdale Nominees HGB0125	697515	5,165
Clydesdale Nominees HGB0125	3100047	1,150
Clydesdale Nominees HGB0125	3101361	2,480
Clydesdale Nominees HGB0125	3102406	2,650
Clydesdale Nominees HGB0125	7000417	14,500
Clydesdale Nominees HGB0125	7000425	14,500
INVESTORS BANK AND TRUST CO.		16,016
INVESTORS BANK AND TRUST CO.		692,397
INVESTORS BANK AND TRUST CO.		39,685
INVESTORS BANK AND TRUST CO.		137,542
INVESTORS BANK AND TRUST CO.		115,764
INVESTORS BANK AND TRUST CO.		2,608,570
INVESTORS BANK AND TRUST CO.		7,359
INVESTORS BANK AND TRUST CO.		7,186
INVESTORS BANK AND TRUST CO.		33,283
INVESTORS BANK AND TRUST CO.		230,554
INVESTORS BANK AND TRUST CO.		101,033
INVESTORS BANK AND TRUST CO.		121,226
INVESTORS BANK AND TRUST CO.		6,115
INVESTORS BANK AND TRUST CO.		820,571
INVESTORS BANK AND TRUST CO.		86,994
JP MORGAN (BGI CUSTODY)	16338	36,768
JP MORGAN (BGI CUSTODY)	16341	374,155
JP MORGAN (BGI CUSTODY)	16342	66,918
JP MORGAN (BGI CUSTODY)	16400	4,903,253
JP MORGAN (BGI CUSTODY)	17011	9,159
JP MORGAN (BGI CUSTODY)	18409	292,283
JPMORGAN CHASE BANK		87,113
JPMORGAN CHASE BANK		16,819
JPMorgan Chase Bank		12,699
JPMorgan Chase Bank		2,198
JPMorgan Chase Bank		67,112
JPMorgan Chase Bank		6,025
JPMorgan Chase Bank		66,964
JPMorgan Chase Bank		58,769
JPMorgan Chase Bank		43,217
JPMorgan Chase Bank		264,903
JPMorgan Chase Bank		6,073
JPMorgan Chase Bank		17,620
JPMorgan Chase Bank		23,554
JPMorgan Chase Bank		3,806
Mellon Trust – Boston		93,423
Mitsubishi Trust International		2,985
NORTHERN TRUST BANK – BGI SEPA		9,939
NORTHERN TRUST BANK – BGI SEPA		4,478
NORTHERN TRUST BANK – BGI SEPA		1,551
R C Greig Nominees Limited a/c	BL1	76,723
R C Greig Nominees Limited a/c	CM1	36,315
R C Greig Nominees Limited GP1	GP1	159,915
R C Greig Nominees Limited SA1	SA1	49,524
State Street		11,648
STATE STREET BOSTON		48,631
STATE STREET BOSTON		518,867
Swan Nominees Limited		4,656
Swan Nominees Limited		2,030
ZEBAN NOMINEES LIMITED		23,588

Total		18,442,841

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.